August 20, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: H. Roger Schwall, Assistant Director

Re:	Seadrill Partners LLC
Confidential Draft Registration Statement on Form F-1
Submitted July 2, 2012
CIK No. 0001553467

Ladies and Gentlemen:

This letter sets forth the response of Seadrill Partners LLC (the “Registrant”) to the comment letter dated July 27, 2012 (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Draft Registration Statement on Form F-1, confidentially submitted on July 2, 2012 (the “Registration Statement”). This letter and a revised draft of the Registration Statement (the “Revised Registration Statement”) are being submitted on a confidential basis. All references to page numbers in the responses below are to page numbers in the redlined Revised Registration Statement. In order to facilitate your review, we have repeated each comment (each, a “Comment”) in its entirety in the original numbered sequence.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Confidential Draft Registration Statement on Form F-1

1.

Please provide us on a supplemental basis with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	2200 Pennsylvania Avenue NW, Suite 500 West Washington, DC 20037-1701 Tel +1.202.639.6500 Fax +1.202.639.6604 www.velaw.com

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Startups Act (“JOBS Act”) by any broker or dealer that is participating or will participate in your offering.

Response: The Registrant notes that no written materials have been prepared and/or distributed to qualified institutional buyers or institutional accredited investors as permitted under the JOBS Act. In addition, there have been no research reports about the Registrant published or distributed in reliance on Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in the Registrant’s initial public offering. If any written materials or research reports are prepared, published or distributed as permitted under the JOBS Act in the future, the Registrant hereby undertakes to provide such materials to the Staff on a supplemental basis.

2.	Please send us the supporting documentation for all of the statistical and similar claims you make in your prospectus. For example, we refer you to the claims on page 31 attributed to ODS-Petrodata regarding the worldwide fleet of tender rigs, semi-submersible rigs and drillships. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the claims you make in your prospectus. In addition, please tell us whether your source material is publicly available, and whether you paid any compensation for the receipt of such information.

Response: The Registrant has provided the requested material to the Staff on a supplemental basis simultaneously with its response to the Comment Letter. The Registrant confirms that the source material is publicly available. The Registrant obtained certain of the source material from ODS-Petrodata through a paid subscription at standard rates. The Registrant did not commission any reports with respect to the information provided in the Registration Statement.

3.	Please explain to us the basis for your statement that you are “growth-oriented.” As you use that term, it implies that this differentiates you from other companies which provide the same services.

Response: The Registrant believes that it is “growth-oriented” because the rights granted to the Registrant pursuant to the omnibus agreement that it will enter into with its sponsor, Seadrill Limited (“Seadrill”), will provide the Registrant with contractual growth opportunities. For example, pursuant to the omnibus agreement, the Registrant will have the right to purchase from Seadrill two additional newbuild drilling rigs, the T-15 and the T-16, within 24 months after their respective acceptances by their customers. In addition, the omnibus agreement will give the Registrant a right of first offer to purchase additional interests in Seadrill Operating LP and Seadrill Capricorn Holdings LLC (together, “OPCO”) and a right to purchase any drilling rigs Seadrill acquires or places under contracts of five or more years after the closing date of the Registrant’s initial public offering. The Registrant believes that these rights will provide it with significant growth opportunities that other companies do not have.

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4.	We note the disclosures in your risk factor beginning on page 26 entitled “OPCO currently derives all its revenue from four customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow” (including your statement that “[t]he loss of any…drilling contracts…could have a material adverse effect…”) and your risk factor beginning on page 27 entitled “OPCO may not be able to renew or obtain favorable contracts for drilling rigs whose contracts are expiring or are terminated, which could adversely affect its revenues and profitability.” With regard to the contracts discussed in these risk factors, please explain whether you plan to provide such contracts as exhibits to your Form F-1, and if not, your basis for not providing them. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Registrant respectfully advises the Staff that it does not plan to provide its drilling contracts as exhibits to the Registration Statement, because the Registrant does not consider such contracts to be material contracts within the meaning of Item 601(b)(10) of Regulation S-K.

Item 601(b)(1)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant.” According to Item 601(b)(10)(ii) of Regulation S-K, if a contract is of the type that ordinarily accompanies the kind of business conducted by the Registrant, the contract will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the categories set forth in subsections (A) through (D) thereof. Subsections (A), (C) and (D) are inapplicable to the drilling contracts. Subsection (B) requires the filing of any contract upon which the Registrant’s business is substantially dependent.

The Registrant does not believe that its business is substantially dependent on any one of its drilling contracts. The Registrant believes that if any of its drilling contracts were to be terminated, the Registrant could replace such contract with a new drilling contract in a relatively short period of time, because, as described below, the Registrant believes that its modern, technologically advanced fleet provides it with a competitive advantage over competitors with older drilling rigs and industry trends indicate that demand for drilling rigs will exceed industry supply over the next few years. Therefore, the Registrant believes that while any termination of a drilling contract could have a temporary negative impact on its revenues (subject to the rights of reimbursement described below), any such termination would not have a long-term impact on its business.

Each of the Registrant’s drilling rigs has been under contract at all times since they were delivered from the shipyard. In addition, throughout the industry, the utilization of ultra-deepwater drilling rigs has been above 96% since January 2003. The utilization of semi-tender rigs in Seadrill’s fleet (which comprises 78% of the worldwide fleet) has been above 99% since January 2005. The Registrant expects that the demand

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for ultra-deepwater and semi-tender drilling rigs will continue to meet or exceed industry supply over the next few years, as a result of the trends discussed in the section of the Revised Registration Statement entitled “Industry.” The Registrant believes that the long-term prospects for deepwater drilling are positive, given the expected growth in oil consumption from developing nations, limited growth in crude oil supplies and high depletion rates of mature oil fields. The Registrant notes that recent geologic successes in deepwater basins, improving access to promising deepwater areas and new, more efficient technologies, are expected to be catalysts for the long-term exploration and development of deepwater fields.

Additionally, the Registrant believes that its modern, technologically advanced fleet provides it with a competitive advantage over competitors with older drilling rigs in competing for new contracts. As described on page 113 of the Revised Registration Statement, the world-wide fleet of semi-submersible rigs and drillships currently totals 298 rigs, including 84 drillships and 214 semi-submersible rigs. Of the total world-wide fleet of drillships and semi-submersible rigs, 154 rigs were built before 1998 and, unlike our drilling rigs, these rigs typically do not have dynamic positioning systems. These rigs are mainly moored rigs and have an average age of approximately 32 years. According to ODS-Petrodata, between 2006 and 2012, dayrates for drillships and semi-submersibles increased by more than 300% due to the high demand for these rigs, combined with the high utilization rate of the existing fleet. Given the historical and expected continued robust demand for modern, technologically advanced drilling rigs, the Registrant believes that it would be able to replace its existing contracts in the event one of the drilling contracts were cancelled or suspended, and as such, the Registrant is not substantially dependent on these contracts.

Finally, although three of the Registrant’s drilling contracts can be terminated for convenience by a customer, each of those contracts provides for an early termination fee equal to a significant portion of the remaining committed term of the applicable drilling contract in the case of early termination of such contract, other than under the specific circumstances disclosed in the Revised Registration Statement in the risk factor entitled “Any limitation in the availability or operation of OPCO’s four drilling rigs could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders” on page 27. The Registrant believes that the payments required by these early termination provisions would substantially mitigate any lost revenue the Registrant might sustain while its drilling rigs are being re-contracted.

For the reasons set forth above, the Registrant does not believe that its business is substantially dependent on any of the contracts with these customers, and since they were entered into in the ordinary course of business, it does not believe that the subject agreements are material contracts and required to filed pursuant to Item 601(b)(10) of Regulation S-K. The Registrant also respectfully notes that a review of the SEC filings of other offshore drilling companies would reflect a similar position

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taken by those companies. The Registrant has reviewed the filings of all offshore drilling companies that it has been able to identify and has determined that none of these companies file their drilling contracts. This has been the case for both large drillers with significantly larger fleets than the Registrant’s, as well as smaller companies like the Registrant’s in which individual drilling contracts account for more than 10% of consolidated revenues in a given year, such as Vantage Drilling Company, Ocean Rig UDW Inc. and Pacific Drilling S.A.

The Registrant believes that its current disclosure regarding its drilling contracts provides investors with all the material terms of these contracts (including the geographic region where the rig is or will be operating, contract duration, options to extend, commencement date, contractual dayrate and contract backlog) and is consistent with industry disclosure. The Registrant will continue to periodically review how it discloses the material terms of the drilling contracts to ensure meaningful information is being provided to investors.

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Risk Factors, page 17

If OPCO’s business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments…, page 33

5.	We note your disclosure that from time to time OPCO may enter into drilling contracts with countries that are sanctioned or identified as state sponsors of terrorism by the U.S. government. You do not identify these countries or contracts. Iran, Syria, Sudan and Cuba are designated as state sponsors of terrorism by the U.S. Department and State and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, whether through affiliates, subsidiaries, customers, or other direct or indirect arrangements.

For instance, we note that Seadrill Limited’s Form 20-F discloses that it may enter into drilling contracts with Iran, Syria, Sudan and Cuba. We also note the disclosure in your Form F-1 that your customers include Total, BP and Statoil. According to Statoil’s website, it has an office in Iran and an agreement with Cuba to explore for oil. Total’s 2011 Form 20-F discloses that it has investments in Iran, Syria and Sudan. BP’s 2011 Form 20-F discloses that it has interests in an oilfield in Iran and that it sells some products in Cuba and Sudan. Finally, we note that the Fredriksen Group, which you disclose is held primarily by your major shareholder and other related companies, includes Frontline Ltd. Frontline’s 2011 Form 20-F states that its vessels may call on ports in Iran, Syria, Sudan and Cuba.

Describe any products, components, technology or services you have provided, directly or indirectly, to Iran, Syria, Sudan and Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by the governments of these countries.

Response: The Registrant respectfully advises the Staff that it does not currently have any contacts, and Seadrill Partners LLC Predecessor has never had any contacts, with Iran, Syria, Sudan or Cuba (the “Restricted Regions”), nor does it anticipate any such contacts at any time during the term of its existing drilling contracts. Further, the Registrant does not have any plan to initiate such contacts after that period. For purposes of the Registrant’s response to this Comment, in determining whether any contacts exist, the Registrant has considered whether any of its drilling rigs are operating in the Restricted Regions or whether the Registrant has any contracts with persons and entities in the Restricted Regions or whether the Registrant has sent any products, components, technology or services to the Restricted Regions.

It should be noted that, the Registrant has provisions in each of its drilling contracts that prevent the customer from requiring relocation of operations of the Registrant’s drilling rig to any country, if such relocation would be contrary to laws, including a relocation that would require violation of applicable U.S. trade sanctions.

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Additionally, Seadrill currently has no contacts with the Restricted Regions, and does not anticipate any such contacts in the foreseeable future. Finally, the Registrant is not aware of the extent to which Frontline vessels or vessels of any other companies in the Fredriksen Group may call on ports in the Restricted Regions. The Registrant is also not in possession of any information, other than public information, with respect to its customers’ contacts with the Restricted Regions. The Registrant’s contracts with these customers do not involve Restricted Regions.

Notwithstanding the foregoing, the Registrant continues to believe that the discussion of this risk factor is appropriate. U.S. trade sanctions are modified from time to time, and the Registrant cannot be certain that no countries where the Registrant does business, or might reasonably expect to do business, and no entities with whom the Registrant does business or might reasonably expect to do business, might not be subject to sanctions in the future.

6.	Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Response: The Registrant respectfully advises the Staff that, as described in its response to Comment 5, it does not currently have any contacts, and Seadrill Partners LLC Predecessor has never had any contacts, with the Restricted Regions, nor does it anticipate any such contacts at any time during the term of its existing drilling contracts. Further, the Registrant does not have any plan to initiate such contacts after that period and has revised the Registration Statement accordingly. Please see pages 34 to 35 of the Revised Registration Statement.

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Fees and cost reimbursements, which Seadrill Management will determine…, page 42

7.	Please disclose in this risk factor, if true, that there are no caps on the fees and expense reimbursements that you may be required to pay to Seadrill Management and other affiliates of Seadrill.

Response: The Registration Statement has been revised as requested to clarify that there is no cap on the amount of fees and expense reimbursements that the Registrant may be required to pay to Seadrill Management and other affiliates of Seadrill. Please see pages 8 and 44 of the Revised Registration Statement.

Forward-Looking Statements, page 51

8.	Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the first sentence of this section beginning, “Statements included in this prospectus which are not historical facts…,” appears to be overly broad. Please narrow your statement accordingly or remove it.

Response: The Registration Statement has been revised as requested to narrow the scope of the first sentence in the section “Forward-Looking Statements.” Please see page 52 of the Revised Registration Statement.

Use of Proceeds, page 53

9.	We note your disclosure that you “intend to use the net proceeds from this offering as partial consideration for [your] acquisition from Seadrill of [your] approximate 30.0% interest in OPCO.” Please disclose how you intend to finance the balance of the acquisition from Seadrill and quantify the total cost of the acquisition.

Response: The Registration Statement has been revised as requested. Please see pages 54 and 142 of the Revised Registration Statement.

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Our Cash Distribution Policy and Restrictions on Distributions, page 56

Forecasted Cash Available for Distribution, page 66

10.	Please revise the table on page 67 for the twelve months ending September 30, 2013 to also provide tabular disclosure on a quarterly basis over the forecasted period. We expect this disclosure to support your statement at page 66, “This amount would be sufficient to pay the minimum quarterly distribution of $ per unit on all of our common units and subordinated units for the four quarters ending September 30, 2013.”

Response: The Registrant respectfully submits that the presentation of forecasted cash available for distribution (the “Forecast”) for the twelve months ending September 30, 2013 (the “Forecast Period”) in the aggregate, as opposed to a quarter-by-quarter presentation of the Forecast, is the most appropriate presentation for the initial public offering of the Registrant. The Registration Statement has been revised to state that the Registrant has prepared the Forecast using assumptions that the Registrant believes to be reasonable with respect to the Forecast Period in the aggregate. See pages 60 to 61 of the Revised Registration Statement

Given the nature of the Registrant’s business and the assumptions underlying the estimated cash available for distribution, as well as the provisions in the Registrant’s operating agreement governing distributions, the Registrant believes that presenting estimated cash available for distribution for the Forecast Period provides investors with a more useful presentation than presenting estimated cash available for distribution on a quarterly basis.

The assumptions and considerations underlying the estimated cash available for distribution are management’s best estimates of annual revenues, expenditures and other items impacting the cash available for distribution. In addition, unlike partnerships or limited liability companies with significant working capital variations or seasonally recurring losses in which a quarterly forecast would illustrate trends or results which would otherwise be omitted in an annual forecast, the Registrant’s revenues and expenses are reasonably ratable over an annual period due to the long-term, fixed dayrates under its drilling contracts and the Registrant’s revenues and expenses are not effected by seasonal factors. Accordingly, the Registrant does not believe presenting estimated cash available for distribution on a quarterly basis during the projection period would provide investors with meaningful additional information.

In addition, the Registrant believes that quarter-by-quarter results of operations would not be helpful to an investor, because it is expected that the board of directors of the Registrant will make decisions regarding the level of distributions on an annualized basis and with a longer-term view of the Registrant’s anticipated results of operations. The Registrant believes this is the most prudent approach to determining its cash distribution policy, since the amount of cash that the Registrant may distribute in

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any quarter is not restricted by the cash the Registrant generates in such quarter. For example, the Registrant’s operating agreement permits it to make distributions from cash earned but not distributed in previous quarters and to borrow to make cash distributions. The Registration Statement has been further revised to state that if there were to be a shortfall during any quarter in the Forecast Period, the Registrant would be able to make working capital borrowings to pay distributions to unitholders in such quarter, and that the Registrant believes that it would likely be able to repay any such borrowings in a subsequent quarter, because the Registrant believes that the total cash available for distribution for the Forecast Period will be more than sufficient to pay the aggregate minimum quarterly distribution to all unitholders and the related distribution to its general partner for the Forecast Period. See page 61 of the Revised Registration Statement.

11.	With a view toward disclosure, please provide us with a table that indicates what quarterly distributions would have been for the most recent four fiscal quarters and fiscal year ending December 31, 2011 on a pro forma basis, if this information is available or can be obtained. Clarify in your disclosure whether you would have had sufficient cash available for distribution to pay the minimum quarterly distribution on all of your common units and subordinated units for these periods. We note the historical information concerning the Seadrill Partners LLC Predecessor that you provide beginning at page 82.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that quarterly financial information has not been prepared by the Registrant for the most recent four fiscal quarters or for the fiscal year ending December 31, 2011. In addition, for the reasons discussed in the Registrant’s response to Comment 16, the Registrant does not believe that pro forma quarterly cash available for distribution would provide investors with meaningful additional information. However, the Registration Statement has been revised to disclose that during the year ended December 31, 2011 and six months ended June 30, 2012, the Registrant would not have had sufficient cash available for distribution to pay the minimum quarterly distribution on all of the common and subordinated units as the historical periods did not include the delivery of the West Capricorn, which commenced operations in July 2012. Please see pages 20 and 61 of the Revised Registration Statement. In addition, the Registrant has included a detailed description of how it expects its future results to differ from its historical results in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects” in the Revised Registration Statement. The Registrant has determined that it will be able to generate sufficient available cash to pay the minimum quarterly distribution during the Forecast Period based on the financial information as presented in the Forecast. In addition, the Registrant notes that the Revised Registration Statement explains why the Registrant expects to make quarterly distributions even though it is unable to demonstrate that it would have been able to make such distributions historically. In addition, on pages 63

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through 69 of the Revised Registration Statement, the Registrant has disclosed in detail the basis (including prospective financial information, assumptions and considerations) for its belief in its ability to pay the minimum quarterly distribution during the Forecast Period. The Registrant believes that it has adequately disclosed that its financial forecast reflects its judgment as of the date of the prospectus of conditions the Registrant expects to exist and the course of action it expects to take during the Forecast Period.

Management, page 130

12.	We note your disclosure that your executive officers intend to devote “as much time…as is necessary” to the management of your business. For each of Messrs. Robjohns and Lundetræ, please disclose a reasonable estimate of the amount of time that you anticipate will be devoted to your business.

Response: The Registration Statement has been revised as requested. Please see page 137 of the Revised Registration Statement.

The Operating Agreement, page 153

Applicable Law; Forum, Venue and Jurisdiction, page 155

13.	Several lawsuits are currently challenging the validity of choice of forum provisions in corporate organizational documents. Please disclose that although you have included a choice of forum clause in your operating agreement, it is possible that a court could rule that the provision is inapplicable or unenforceable.

Response: The Registration Statement has been revised as requested. Please see page 163 of the Revised Registration Statement.

Industry and Market Data, page 182

14.	We note your statement on page 182 that you have not independently verified the market data and other statistical information used in your prospectus, and “cannot assure [investors] of the accuracy or completeness of such third-party information contained in this prospectus.” Under the federal securities laws, you are responsible for all information contained within your registration statement and you should not include language that suggests otherwise. Please revise this statement or remove the related disclosures.

Response: The Registration Statement has been revised as requested. Please see page 191 of the Revised Registration Statement.

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Financial Statements, page 183

15.	Please note and monitor the financial statement updating requirements per Rule 3-12 of Regulation S-X.

Response: The Registrant acknowledges the Staff’s comment and notes that the Revised Registration Statement includes financial statements and related disclosures as of and for the six months ended June 30, 2012 and 2011.

Unaudited Pro Forma Combined Consolidated Balance Sheet, page P-1

16.	Please expand your pro forma financial statement presentation to include a pro forma statement of operations, reflecting the impact of the offering and related transactions disclosed beginning on page P-1. You may refer to Regulation S-X, Article 11-02 for further guidance.

Response: The Registrant respectfully advises the Staff that it has relied on Rule 11-03 of Regulation S-X to provide a financial forecast in lieu of the pro forma income statement, and such forecast covers a period of 12 months from the estimated consummation date of the offering. The Registrant believes that a pro forma statement of operations in lieu of a forecast will not provide meaningful information to investors, as one of the four vessels in OPCO’s fleet, the West Capricorn, was under construction during 2011 and a portion of 2012. Please see the Registrant’s response to Comment 11. Furthermore, the Registrant does not believe that a pro forma statement of operations would provide investors with meaningful information in addition to that provided by the historical financial information presented in the financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Therefore, the Registrant has elected to provide a financial forecast in lieu of a pro forma income statement as permitted by Rule 11-03 of Regulation S-X.

Note 3, Pro Forma Adjustments and Assumptions, page P-5

17.	You have disclosed that upon closing of the offering, you will purchase a 30.09% economic interest in Seadrill Capricorn Sarl from Seadrill Ltd. We understand that you will also hold a 59% interest in the Class A voting stock of Seadrill Capricorn Sarl, while Seadrill Ltd. will retain the other 69.91% economic interest and 41% interest in Class A voting stock. Although you have not completed the pro forma adjustments on page P-3, tell us how you have considered whether Seadrill Capricorn Sarl is a variable interest entity and the guidance under ASC 810-10-25-20 in determining whether you are the primary beneficiary requiring consolidation.

Response. The Registrant respectfully advises the Staff that subsequent to the initial filing of the Registration Statement, the Registrant has changed the proposed structure with respect to the ownership and operation of the West Capricorn. As a result of this

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change, upon the closing of this offering, the Registrant will own 51% of the limited liability company interests and 51% of the voting interests in Seadrill Capricorn Holdings LLC, a Marshall Islands limited liability company (“Seadrill Capricorn”), which will own and operate 100% of the West Capricorn. This change in structure was made to provide the Registrant (and therefore investors) with a larger economic interest in the West Capricorn. Seadrill Capricorn Sarl and the related economic interest discussed in the initial Registration Statement are no longer contemplated. The Registrant advises the Staff that it had previously considered whether Seadrill Capricorn Sarl would have been a variable interest entity under ASC 810-10-15-14 and concluded that Seadrill Capricorn Sarl would not have been a variable interest entity.

18.	We note you will purchase a 30% limited partner interest in Seadrill Operating LP and hold 100% of the general partner interests through Seadrill Operating GP LLC upon the closing of the offering. We also note you have not completed the pro forma adjustments on page P-3. However, please tell us how you considered the guidance of ASC 810-20-25 as to whether the limited partners’ rights might preclude the general partner from controlling Seadrill Operating LP. Please address the guidance of ASC 810-20-25-5 and tell us whether you believe the limited partners have substantive kick out rights or substantive participating rights. Your response should also discuss your relationship with Seadrill Ltd. and its ownership of 70% of the limited partner interest in Seadrill Operating LP and its impact on whether the participating rights of the limited partners are considered substantive, as discussed in ASC 810-20-25-20.

Response: The Registrant acknowledges the Staff’s comment and provides that it has applied the guidance in ASC 810-20-25 in considering whether there are rights held by limited partners of Seadrill Operating LP that would overcome control by the general partner interest expected to be held by the Registrant. The Registrant does not believe that the rights of the limited partners of Seadrill Operating LP are substantive.

Seadrill has an interest in Seadrill Operating LP through both (i) its direct 70% limited partner interest and (ii) its interests in the Registrant, which controls Seadrill Operating LP through its wholly owned subsidiary, Seadrill Operating GP LLC (“OPCO GP”), Seadrill Operating LP’s general partner.

The management and control of Seadrill Operating LP is exercised by the general partner interest held by OPCO GP. It is not exercised through the limited partner interests. The limited partners of Seadrill Operating LP will have no substantive participating rights or rights to dissolve Seadrill Operating LP or remove OPCO GP as contemplated by ASC 810-20-25-5, which provides guidance on when the presumption of control by a general partner may be overcome by rights held by limited partners. The following lists the primary rights of Seadrill Operating LP by entity:

The Registrant has the right to:

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(i)	appoint and elect the directors of OPCO GP;

(ii)	approve the amount of Seadrill Operating LP’s distributions and cash reserves;

(iii)	approve mergers or consolidations involving Seadrill Operating LP;

(iv)	approve a sale or exchange of all or substantially all of Seadrill Operating LP’s assets;

(v)	approve the dissolution or liquidation of Seadrill Operating LP;

(vi)	approve the creation or causing to exist any consensual restriction on the ability of Seadrill Operating LP or its subsidiaries to make distributions, pay any indebtedness, make loans or advances or transfer assets to the Registrant or its subsidiaries;

(vii)	approve the settlement or compromising any claim, dispute or litigation directly against, or otherwise relating to indemnification by Seadrill Operating LP of, any of the directors or officers of OPCO GP; and

(viii)	approve the issuance of additional partnership interests in Seadrill Operating LP.

OPCO GP has the right to:

(i)	appoint its officers through directors of OPCO GP; and

(ii)	manage Seadrill Operating LP’s operations and activities, including establishing annual operating and capital budgets, subject to the Registrant’s right to approve reserves.

Limited partners of Seadrill Operating LP, as limited partners, have no substantive participating rights. OPCO GP may be removed as the general partner of Seadrill Operating LP only with the written consent of OPCO GP and limited partners having at least 75% of the total outstanding limited partner interests. Since the Registrant will hold 30% of the total outstanding limited partner interests in Seadrill Operating LP, it will be able to prevent the ability of Seadrill to remove OPCO GP.

From this review, the Registrant concluded that OPCO GP has control over Seadrill Operating LP and the limited partners of Seadrill Operating LP do not have any substantive rights to overcome the presumption of that control. The Registrant is the

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sole member and has control over OPCO GP. Although Seadrill will hold certain rights over Seadrill Operating LP, it will do so by virtue of its interest in the Registrant, not by its direct 70% limited partner interest in Seadrill Operating LP. Consequently, the Registrant determined that it should consolidate Seadrill Operating LP.

Note 13, Long-term Interest Bearing Debt, page F-13

Credit Facilities, page F-14

19.	We note your disclosures stating certain amounts under your credit facilities are due as balloon payments upon maturity. Please expand your disclosures here to identify the relevant maturity dates.

Response: The Registration Statement has been revised as requested. Please see pages F-31 and F-32 of the Revised Registration Statement.

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Please contact Catherine Gallagher (202.639.6544) or Adorys Velazquez (212.237.0036) at Vinson & Elkins L.L.P. if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Catherine Gallagher
Catherine Gallagher
Vinson & Elkins L.L.P.

cc:	Donald Delaney (Securities and Exchange Commission)

Shannon Buskirk (Securities and Exchange Commission)

Alexandra M. Ledbetter (Securities and Exchange Commission)

Norman von Holtendorff (Securities and Exchange Commission)

Graham Robjohns (Seadrill Partners LLC)

Robert Hingley-Wilson (Seadrill Partners LLC)

John Symington (Seadrill Partners LLC)

Sean Wheeler (Latham & Watkins LLP)

Divakar Gupta (Latham & Watkins LLP)